August 11, 2009
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attention:	Linda Cvrkel Branch Chief

Re:	Morgan’s Foods, Inc. Form 10-K for the year ended March 1, 2009 Filed June 1, 2009 File No. 1-08395
Dear Ms. Cvrkel:
On behalf of Morgan’s Foods, Inc. (the “Company”) this letter responds to the Staff’s comment letter dated July 24, 2009 regarding the Company’s above-referenced Form 10-K (the “2009 10-K”). The comments you provided are repeated in italics below. The Company’s responses are provided after the comment.
Note 5. Debt, page 30
1.	We note your response to our prior comment number one and the revised disclosures in your amended Form 10-K for the fiscal year ended March 1, 2009. However, we refer to your disclosure included in Note 3 on page 7 of Form 10-Q for the quarter ended May 24, 2009 that states “As of May 24, 2009, the Company entered into a loan modification agreement covering a portion of its debt which reduced the consolidated fixed charge coverage ratio to 1.15 to 1 from 1.20 to 1 and increased the funded debt to EBITDAR ratio to 6.15 from 5.5 for the first, second and third quarters of fiscal 2010 and was in compliance with those requirements”. Based on the loan modifications and your compliance with the revised covenants at May 24, 2009, it appears that the related debt has been classified as long-term. In this regard, it is unclear to us why you believe such debt should be classified according to its contractual payment terms at May 24, 2009 when it appears that the loan modification changes the terms of the covenants with which you must comply for a period of less than 12 months. Please tell us and explain in the notes to your financial statements in future filings how the guidance in EITF 86-30 was considered in classifying this debt as long-term in your financial statements at May 24, 2009.
Response:
The Company projects compliance with the original covenants of the debt which is covered by the loan modifications by the end of the modification period. Even though the loan modifications do not extend for twelve months from the balance sheet date of May 24, 2009, this will result in the Company being in compliance with its loan covenants, either modified or original, for the twelve month period. Management has discussed the classification of the debt with the Company’s Audit Committee and the Company’s independent registered public accounting firm, Grant Thornton LLP. The requirements of EITF 86-30 will be applied in the Company’s future filings.
Note 7. Net Income (Loss) Per Common Share, page 35
2.	We note your response to our prior comment number two. Please confirm that you will provide the disclosures required by paragraphs 40(c) of SFAS No. 128 for each period an income statement is presented.
Response:
The Company will include the disclosures required by paragraph 40(c) of SFAS No. 128 in its future filings.
We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact me at 216.359.2102 with any questions or to discuss this letter.
Sincerely,

/s/ Kenneth L. Hignett Kenneth L. Hignett Senior Vice President, Chief Financial Officer and Secretary